UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

21002235

'ORT

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SEC FILE NUMBER
8-70089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARSON GROUP BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13321 CALIFORNIA STREET SUITE 100
(No. and Street)

OMAHA (City) NEBRASKA (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Dan Tobin 402-334-6270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PLANTE & MORAN,PLLC
(Name – *if individual, state last, first, middle name*)

10 SOUTH RIVERSIDE PLAZA, 9th Floor (Address) CHICAGO (City) ILLINOIS (State) 60606-3771 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAN TOBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARSON GROUP BROKERAGE, LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public

State of Nebraska – General Notary
JANE M. VLCEK
My Commission Expires
August 22, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARSON GROUP BROKERAGE, LLC
DECEMBER 31,2020

TABLE OF CONTENTS

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Carson Group Brokerage, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carson Group Brokerage, LLC as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Carson Group Brokerage, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Carson Group Brokerage, LLC's management. Our responsibility is to express an opinion on Carson Group Brokerage, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Carson Group Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Carson Group Brokerage, LLC's auditor since 2019.
Chicago, Illinois
February 25, 2021

CARSON GROUP BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 418,339
Accounts receivable	73,324
Due from affliates	30,731
Other assets	21,598
TOTAL ASSETS	$ 543,992

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Due to affliates	9,354
Other liabilities	33,144
TOTAL LIABILITIES	$ 42,498
MEMBER'S EQUITY	$ 501,494
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 543,992

The accompanying notes to the financial statements are an integral part of this statement.

1. ORGANIZATION

CARSON GROUP BROKERAGE, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Carson Group Holdings, LLC (the "Parent"). The Company was formed in 2018 as a limited liability company in accordance with the laws of the state of Nebraska. The firm was approved as a member of FINRA on February 5, 2019. The Company Commenced operations on February 22, 2019.The Company's securities business is limited to the receipt of overriding commissions from unaffiliated broker/dealers. The Company is affiliated with CWM, LLC, a registered investment advisor. Certain investment advisor representatives of CWM, LLC, sell securities through unaffiliated broker/dealers. The Company earns an overriding commission, payable from the unaffiliated broker/dealer, on sales by a subset of those representatives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2020, cash and cash equivalents totaled $418,339, and were held in account at Pinnacle Bank.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2020 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

3. RELATED PARTIES

The Company, the Parent and the Affiliate have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. Any amounts due to the Affiliate for such services are due on demand and bear no interest. At December 31, 2020, the Company recorded $9,354 as a liability to the Affiliate for such services.

Under the agreement with Cetera Advisors Network, LLC("Cetera"), certain expenses incurred by CWM Brokerage, LLC (another affiliate of the Company) reduce cash owed to the Company from Cetera for commissions. At December 31, 2020, the Company recorded $30,731 as a receivable from CWM Brokerage, LLC for the amounts covered by the Company's amount due from Cetera.

4. RECEIVABLES

The Company earns commission revenue through Cetera. As of December 31, 2020, the Company held receivables from Cetera in the amount of $73,324. Based on management's review of outstanding receivable balances and historical collection information, management's best estimate is that all outstanding balances will be collected. Accordingly, the Company has not established an allowance for doubtful accounts at December 31, 2020.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 6-2/3% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2020, the Company's net capital requirement was $5,000. The Company's Net Capital was $449,165 which was above the required Net Capital by $444,165. At December 31, 2020, the Company's ratio of Aggregate Indebtedness to Net Capital was .0946 to 1.

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2020, and through the date of this report, there were no such claims.

The Company is subject to risks related to the public health crisis associated with the Coronavirus global pandemic ("COVID-19"). Federal, state and local governments have taken measures to slow the spread of COVID-19. The measures have included limiting travel, temporarily closing businesses and issuing stay at home order which has caused steep decline in economic activity. The long-term effect of these measures cannot be determined. Management believes the measures may have significant impact on the Company's financial position.

Management considers the potential impact on the Company's financial position as unquantifiable as a result of COVID-19.

7. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through February 25, 2021, the date the financial statements were issued. It was determined that there were no subsequent events requiring disclosure in the financial statements.

CARSON GROUP BROKERAGE, LLC

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2020

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)